August 8, 2019

Attn: Members of The Board of Directors

Mr. Alexander Bafer , Executive Chairman

Mr. John Textor , CEO

Mr. Frank Esposito, Chief Legal Officer

Pulse Evolution Group, Inc.

318 S US Highway One, Suite 200

Jupiter, Florida FL 33477

Reference:	Resignation of Mr. Anand Gupta as CFO & EVP of Pulse Evolution Group, Inc. (DGLF)

Dear John, Alex and Frank:

I hereby submit my resignation as CFO/EVP of Pulse Evolution Group, Inc., effective August 8, 2019. As we have discussed, it is not feasible to relocate my family from India at this time and I truly believe our growing company would benefit from on-site leadership of the finance department. Having recently returned the company to fully reporting status, with the completion of the 2018 annual report and the recent 10Q, I do feel this would be the right time for transition. l am pleased to leave the company with substantially improved core accounting and financial reporting capabilities and I look forward to the future as a supportive shareholder.

Thank you for trusting me in a leadership position with Pulse Evolution Group. It has been a delight to work with all of you. I wish you the very best going forward.

Sincerely

Anand Gupta